UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Great Lakes Dredge & Dock Corporation

(Name of Subject Company (Issuer))

Huron MergeCo., Inc.

(Name of Filing Persons (Offeror))

Saltchuk Resources, Inc.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York, 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation (“GLDD”), for $17.00 per Share in cash (the “Offer Price”), subject to any required tax withholdings and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among GLDD, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), a copy of which is attached hereto and filed with this Schedule TO as Exhibit (d)(1) and incorporated herein by reference in response to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Great Lakes Dredge & Dock Corporation. Its principal executive office is located at 9811 Katy Freeway, Suite 1200, Houston, Texas, 77024, and its telephone number is (346) 359-1010.

(b) This Schedule TO relates to all of the issued and outstanding Shares. According to GLDD, as of the close of business on March 30, 2026 (except as noted below), there will be: (i) 67,433,542 Shares issued and outstanding (other than Shares that may be issued under the GLDD ESPP after March 4, 2026), (ii) 1,052,160 Shares subject to then outstanding Time-Based RSU Awards (other than Company DSUs), (iii) 465,920 Shares subject to then outstanding Performance-Based RSU Awards (other than Special PSUs), measured at (A) the projected actual level of performance in respect of metrics established as of the date of the Merger Agreement with respect to the 2026 annual performance period, and (B) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date of the Merger Agreement and applicable to the 2026 annual performance period, (iv) 150,000 Shares subject to then outstanding Special PSUs measured assuming all conditions applicable to such Special PSUs will be achieved, (v) 126,318 Shares subject to then outstanding Company DSUs, and (vi) 53,744 Shares which are expected to be issued under GLDD’s 2025 Employee Stock Purchase Plan (the “GLDD ESPP”), estimated based on deductions withheld from compensation under the GLDD ESPP through March 2, 2026.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded, is set forth in the section of the Offer to Purchase titled “The Tender Offer—Section 6. Price Range of Shares” and is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c) The filing persons of this Schedule TO are Parent and Purchaser.

The business address of each of the filing persons is 450 Alaskan Way South, Suite 708, Seattle, Washington 98104. The business telephone number of each of the filing persons is (206) 652-1111.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, Saltchuk Holdings, Inc. and their Respective Controlling Corporations” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights,” “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer—Section 11. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 12. Purpose of the Offer and Plans for GLDD” is incorporated herein by reference.

(a)(1)(ix)—(xi), (a)(2)(v)—(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” and “The Tender Offer—Section 10. Background of the Offer; Contacts with GLDD” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)—(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” and in “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 10. Background of the Offer; Contacts with GLDD,” “The Tender Offer—Section 12. Purpose of the Offer and Plans for GLDD,” “The Tender Offer—Section 13. Certain Effects of the Offer,” and “The Tender Offer—Section 14. Dividends and Distributions” is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth the sections of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser.” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, Saltchuk Holdings, Inc. and their Respective Controlling Corporations” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction” and “The Tender Offer—Section 17. Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a), (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Contacts with GLDD,” “The Tender Offer—Section 11. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 12. Purpose of the Offer and Plans for GLDD,” “The Tender Offer—Section 13. Certain Effects of the Offer,” “The Tender Offer—Section 15. Conditions of the Offer,” “The Tender Offer—Section 16. Certain Legal Matters; Regulatory Approvals; Appraisal Rights” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated March 4, 2026.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Summary Advertisement as published on March 4, 2026 in the New York Times.

(a)(5)(i)	Joint Press Release of Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc. issued on February 11, 2026 (incorporated by reference to Exhibit 99.1 of Great Lakes Dredge & Dock Corporation’s Current Report on Form 8-K filed with the SEC on February 11, 2026).

(a)(5)(ii)*	Joint Press Release of Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc. issued on March 4, 2026.

(b)(1)*	Commitment Letter, dated as of February 10, 2026, by and among U.S. Bank National Association, Bank of America, N.A., BofA Securities, Inc., PNC Bank, National Association, PNC Capital Markets LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, and Saltchuk Resources, Inc.

(b)(2)*	Credit Agreement, dated May 21, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), with Bank of America, N.A., as Administrative Agent, L/C Issuer and a Lender, Wells Fargo Bank, N.A., as Swing Line Lender and a Lender, U.S. Bank National Association, as a Lender, JPMorgan Chase Bank, N.A., as a Lender, PNC Bank, National Association, as a Lender, Zions Bancorporation, N.A. d/b/a The Commerce Bank of Washington, as a Lender, WAFD Bank, as a Lender, First Hawaiian Bank, as a Lender, and Bank of Hawaii, as a Lender.

(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2026, by and among Great Lakes Dredge & Dock Corporation, Saltchuk Resources, Inc. and Huron MergeCo., Inc. (incorporated by reference to Exhibit 2.1 to Great Lakes Dredge & Dock Corporation’s Current Report on Form 8-K filed with the SEC on February 11, 2026).

(d)(2)	Letter Agreement, dated as of February 10, 2026, by and among Great Lakes Dredge & Dock Corporation, Saltchuk Resources, Inc. and Lasse Petterson (incorporated by reference to Exhibit 10.3 to Great Lakes Dredge & Dock Corporation’s Current Report on Form 8-K filed with the SEC on February 11, 2026).

(d)(3)	Letter Agreement, dated as of February 10, 2026, by and among Great Lakes Dredge & Dock Corporation, Saltchuk Resources, Inc. and Scott Kornbleau (incorporated by reference to Exhibit 10.4 to Great Lakes Dredge & Dock Corporation’s Current Report on Form 8-K filed with the SEC on February 11, 2026).

(d)(4)	Letter Agreement, dated as of February 10, 2026, by and among Great Lakes Dredge & Dock Corporation, Saltchuk Resources, Inc. and Vivienne R. Schiffer (incorporated by reference to Exhibit 10.5 to Great Lakes Dredge & Dock Corporation’s Current Report on Form 8-K filed with the SEC on February 11, 2026).

(d)(5)*	Non-Disclosure Agreement, dated as of October 1, 2025, by and between Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc.

(d)(6)*	Confidentiality Agreement, dated as of January 7, 2026, by and between Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc.

Index No.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing fee table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2026

HURON MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO